SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM

June 15, 2017
VIA EDGAR TRANSMISSION

Chad D. Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the "Company")
File Nos.: 333-88517 and 811-09607
Dear Mr. Eskildsen:

This letter contains the Company's response to the staff's comment of May 26, 2017 with respect to the staff's review of the Company's Annual Report, dated November 30, 2016.  For your convenience, the comment is set forth below in italics and is followed immediately by the Company's response.

Comment:  The staff notes that some of the Directors of Fairholme Funds, Inc. serve as members of the boards of one or more of the Funds' portfolio companies.  Please describe supplementally any compensation received by such Directors from the portfolio company in connection with that board membership.  In the event that the Directors receive such compensation from the portfolio company, please consider whether current disclosures to shareholders sufficiently describe these payments, including with respect to potential conflicts of interest.

Response:    During the Funds' fiscal years ended November 30, 2016 (the "2016 Fiscal Year"), three Directors served, and continue to serve, as members of the board of directors of one portfolio company, The St. Joe Company ("Joe"), and two Directors served as members of the board of another portfolio company, Sears Holdings Corp. ("Sears").1  With respect to Joe, (i) Mr. Berkowitz and Mr. Frank did not receive compensation from Joe during the 2016 Fiscal Year; and (ii) Mr. Alvarez received compensation from Joe in the amount of $122,500 for serving as a member of Joe's board of directors. With respect to Sears, (i) Mr. Berkowitz did not receive compensation from Sears during the 2016 Fiscal Year; and (ii) Mr. Alvarez received compensation from Sears for serving as a member of its board of directors in his individual capacity.

The SAI, which was recently amended, discloses the board membership positions held by the Directors, the compensation received by Mr. Alvarez during the 2016 Fiscal Year in connection with his serving as a director of Joe, and that as of May 25, 2017, Mr. Frank is entitled to receive compensation for his service as a director of Joe.  The SAI also discloses that potential conflicts of interest may arise when a Director serves on the board of directors of a portfolio company and when the Director receives compensation for that service from the portfolio company. In addition, the SAI discloses that the Board may consider actions that are necessary to address any such conflict of interest, including requiring the Director to recuse himself from voting on any matter to which the conflict relates.

1 As disclosed in the Funds' combined Statement of Additional Information dated March 30, 2017, as amended (the "SAI"), Mr. Berkowitz continues to serve as a Director of Sears, and Mr. Alvarez served as a Director of Sears until May 2017.

The Company believes that these disclosures sufficiently describe the compensation received by the Directors who serve on the boards of portfolio companies from those companies as it relates to the Funds, and the potential for conflicts of interest arising from concurrent board service.

* * * * * * * *

If you have any questions, please do not hesitate to contact the undersigned at (212) 574-1598.

Sincerely,

/s/ Keri Riemer
Keri Riemer

cc:          Wayne Kellner, Treasurer
Paul R. Thomson, Chief Compliance Officer